Exhibit 99.1

News Release

JinkoSolar Announces Results of 2015 Annual General Meeting

10/20/15

SHANGHAI, Oct. 20, 2015 /PRNewswire-FirstCall/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE:JKS), a global leader in the photovoltaic ("PV") industry, today announced that all shareholders resolutions proposed at the Company's 2015 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions approving:

1. The re-election of Mr. Steven Markscheid as a director of the Company;

2. The re-election of Mr. Wing Keong Siew as a director of the Company;

3. The ratification of the appointment of Mr. Yingqiu Liu and the re-election of him as a director of the Company;

4. The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2015;

5. The authorization of the directors of the Company to determine the remuneration of the auditors; and

6. The authorization of each of the directors of the Company to take any and all action that might be necessary to effect the forgoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4 GW for solar modules, as of June 30, 2015. JinkoSolar also sells electricity in China, and has connected approximately 725 MW of solar power projects to the grid, as of June 30, 2015.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 13 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Kenya, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-6061-1792
Email: ir@jinkosolar.com